Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Entree - PacMag Business Combination Doubles Copper Resources

            VANCOUVER, Nov. 29 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces that it has entered into a definitive agreement with PacMag Metals Limited (ASX:PMH - "PacMag") to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag.
            PacMag has a 100% interest in the Ann Mason Project located near
Yerington, Nevada, which hosts the Ann Mason copper-molybdenum porphyry deposit. This deposit has a Joint Ore Reserves Committee ("JORC") compliant inferred resource of 810 million tonnes grading 0.40% copper and 0.004%
molybdenum at a 0.30% copper cut-off grade, estimated to contain more than 7.1 billion pounds copper. The project is contiguous with the HoneyBadger and
Bronco Creek properties recently optioned by Entree (see news releases from
July 23 and September 25, 2009). PacMag owns several other assets in the US and Australia.
            The transaction values PacMag at approximately CAD$47 million (AUD$49 million)(1). Consideration will be payable with a combination of Entree shares and cash. Each PacMag shareholder will receive approximately 0.102 Entree shares and CAD$0.041 (AUD$0.043) cash for each PacMag share. In addition,
Entree will acquire all of the outstanding PacMag options for aggregate consideration of approximately 294,000 shares and CAD$343,500. The aggregate consideration payable by Entree for all of the PacMag shares and options will be approximately 15 million Entree shares and CAD$6,343,500.
            The Directors of PacMag have informed Entree that, in the absence of a superior proposal and subject to an independent expert concluding that the
Scheme is in the best interests of PacMag shareholders, they will unanimously recommend that PacMag shareholders vote in favour of the proposed Scheme and all directors intend to vote their shareholdings (including option holdings)
in favour of the Scheme.
            Greg Crowe, Entree's President & CEO, stated, "The business combination with PacMag complements our current copper-gold resources in Mongolia, consolidates our exploration and development position in the highly prospective, under-explored Yerington Camp in Nevada, and brings under the
Entree umbrella a sizeable copper and molybdenum inventory. Entree is well on its way to holding a stable of high quality, advanced stage, large-tonnage copper-gold-molybdenum assets."

            Highlights of the Transaction

            Entree management believes the combination of the two companies is advantageous to shareholders for numerous reasons:

            <<
            -  Entree shareholders gain access to an exciting project portfolio, including the Ann Mason copper-molybdenum porphyry deposit directly adjacent to existing properties which Entree has optioned in Nevada;
            -  The Ann Mason deposit adds a significant copper-molybdenum resource to the Company's asset base, more than doubling existing resource inventory;
            -  The Ann Mason property hosts other significant copper prospects, including the Blue Hills, Shamrock and Minnesota projects;
            -  The transaction combines high quality base metal and gold assets in three mining friendly jurisdictions.
            >>

            Entree management also believes the combination of the two companies is beneficial to PacMag shareholders:

            <<
            -  It gives PacMag shareholders exposure to a liquid, under-leveraged TSX and NYSE-Amex listed company with a strong shareholder base in the US,
               Canada and Europe;
            -  It allows PacMag shareholders to participate in the development of the
               Oyu Tolgoi Project in Mongolia;
            -  Consolidation of the property holdings in the Yerington Camp allows for a more efficient approach to ongoing exploration and development of this highly prospective porphyry copper district;
            -  PacMag shareholders will be exposed to a company with an experienced
               Board of Directors and management team, strong senior mining partners in Rio Tinto and Ivanhoe Mines, a strong balance sheet and a proven record of raising capital.
            >>

            The PacMag combination is complementary to Entree's existing holdings in
Mongolia. Entree is the only junior company with a stake in the emerging Oyu
Tolgoi copper-gold camp in southern Mongolia, now recognized as the most significant new copper discovery worldwide in the last twenty years. The recent signing of an Investment Agreement between the Mongolian Government and the Rio Tinto - Ivanhoe Mines partners will facilitate accelerated responsible development of this major, long-life resource.

            Scheme Implementation Agreement

            Entree and PacMag have entered into a scheme implementation agreement
("SIA") to implement the proposed acquisition by Entree of PacMag.
            Under the SIA, PacMag has agreed to propose an Australian scheme of arrangement with its shareholders ("Share Scheme") under which Entree will provide PacMag shareholders one Entree share and CAD$0.0415 cash for each
9.828 PacMag shares held on the record date. This values PacMag at approximately AUD$49 million, and equates to AUD$0.33 per PacMag share(1).
            In addition PacMag has agreed to propose an Australian scheme of arrangement with optionholders ("Scheme Optionholders"), other than optionholders who were granted options under PacMag's Employee Share Option
Plan, ("Option Scheme") under which Entree will provide Scheme Optionholders
0.0107 to 0.0481 Entree shares and CAD$0.0125 to $0.0562 cash for each PacMag option (according to their class) held on the record date.
            Entree will also offer to cancel all options issued under PacMag's
Employee Share Option Plan in consideration for 0.0367 Entree share and
CAD$0.0429 cash for each PacMag option held on the record date. The Share
Scheme and Option Scheme are conditional on the cancellation or exercise of all options issued under PacMag's Employee Share Option Plan.
            The SIA contains a number of customary conditions, including an independent expert's report concluding that the Share Scheme is in the best interest of PacMag shareholders and that the Option Scheme is in the best interests of Scheme Optionholders, receipt of required approval from regulators and Australian court approvals, as well as approval by PacMag shareholders of the Share Scheme and Scheme Optionholders of the Option
Scheme.
            The SIA contains customary terms typical for a transaction of this nature including no shop and no talk exclusivity provisions, a break fee of
AUD$350,000 payable in certain circumstances (although not linked to the outcome of the PacMag shareholder or optionholder vote in relation to the
Share Scheme or Option Scheme).

            Advisors and Counsel for the Transaction

            Entree's financial advisor for this transaction is TD Securities Inc., its Australian legal counsel is Blakiston & Crabb and its Canadian legal counsel is Fasken Martineau DuMoulin LLP.

            About Entree Gold Inc.

            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Entree's expertise is in exploring for deep and/or concealed ore deposits and with a treasury currently in excess of C$40 million, is well funded for future activities. Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.
            Entree's flagship property is in Mongolia, where it holds two mining licences and one exploration licence comprising the 179,590 hectare Lookout
Hill property that completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
            The Lookout Hill property is subject to a joint venture with Ivanhoe
Mines Mongolia Inc (IMMI) whereby following expenditure of US$35 million by
IMMI, Entree now retains a 20% to 30% carried interest through to production, with Entree's share of development costs to be repaid from future production cash flow.
            The Hugo North Extension deposit hosts a 43-101 compliant Indicated
Resource of 117 million tonnes grading 1.8% copper and 0.61 g/t gold, estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold and an Inferred Resource of 95.5 million tonnes grading 1.15% copper and
0.31 g/t gold, estimated to contain 2.4 billion pounds copper and 950,000 ounces of gold. Entree retains a 20% carried interest in these resources.
            The Heruga deposit contains an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum, estimated to contain 8 billion pounds of copper and 13.4 million ounces of gold. Entree also retains a 20% carried interest in this resource.
            Both resources were calculated using a 0.6 % copper equivalent cut-off.
The copper equivalent grades were estimated using metal prices of US$1.35 per pound copper, US$650 per ounce gold and US$10 per pound molybdenum. All resources at Hugo North Extension and Heruga were calculated using a 0.6%
copper-equivalent cut-off.
            Entree continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr, and is also evaluating the Huaixi copper project in Zhejiang Province in China.
            In North America, Entree is exploring for porphyry-related copper systems in Arizona, New Mexico, Nevada and British Columbia. Entree's Nevada property is contiguous with the western boundary of PacMag's Ann Mason copper project and increases substantially the area of prospective tenure within that district. Click here for Entree's Yerington Projects Map:
http://files.newswire.ca/838/entreepacmag.pdf

            Qualified Person

            Robert Cann, P.Geo., Entree's Vice-President, Exploration, and Lindsay
Bottomer, P. Geo., FAIMM, both Qualified Persons as defined by National
Instrument 43-101 ("NI 43-101"), supervised the preparation of the technical information in this release relating to the Entree properties.

            About PacMag Metals Limited

            PacMag is an Australian-based exploration company focused on its advanced copper-molybdenum-gold assets at Ann Mason in Nevada, as well as its advanced
Sentinel uranium-germanium-molybdenum project located in North Dakota.
            The wholly owned Ann Mason copper deposit contains a JORC-compliant inferred mineral resource of 810 million tonnes at 0.4% copper, 0.004%
molybdenum (7.1 billion pounds of contained copper metal). PacMag has made new discoveries of high-grade copper sulphide targets (Shamrock prospect and Ann
Mason "5000" zone) and a new porphyry copper deposit plus near surface copper-oxide targets (Blue Hills). At Shamrock, 5 kilometres south east of Ann
Mason, recent drilling by PacMag from a first pass 12 hole RC drilling program returned strong copper intersections including 33.6 metres at 1.72% copper from a depth of 15.2 metres, whilst at Blue Hills 2 kilometres west of Ann
Mason drill intersections include; 73.2 metres at 0.57% copper equivalent,
100.6 metres at 0.41% copper equivalent and 526 metres at 0.3% copper equivalent.
            At the Sentinel uranium project in North Dakota, resource definition drill testing of a small portion of the total prospective project area, has confirmed continuity, grade and positive metallurgical characteristics of the uranium, molybdenum and germanium mineralisation hosted within regionally continuous lignite seams.

            Competent Persons Statement

            The information in this Release that relates to PacMag Exploration
Results, Minerals Resources or Ore Reserves, as those terms are as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration
Results, Resources and Ore Reserves", is based on information compiled by Mr
Michael Clifford, who is a full time employee of the Company and a Member of the Australian Institute of Geoscientists. Mr Michael Clifford has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Competent Person as defined in the 2004 Edition of the
"Australasian Code for Reporting of Exploration Results, Resources and Ore
Reserve". Mr Michael Clifford consents to the inclusion in this Release of the matters based on his information in the form and context in which it appears.

            This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the successful completion of the transaction and implementation of the Schemes of
Arrangement. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
            While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

            <<
            (1) Based on the 20 day VWAP of Entree shares on the TSX to 27 November
                2009 of C$2.724 and the Australian dollar / Canadian dollar exchange rate of 0.9656 at close on 27 November 2009.
            >>

            %SEDAR: 00008502E          %CIK: 0001271554

            /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: 866-368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Corporate Communications, Entree Gold Inc.,
Tel: (604) 687-4777, Toll Free: 866-368-7330, E-mail: poates(at)entreegold.com/
            (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 17:40e 29-NOV-09